SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                MARCH 28, 2002

                    Cambridge Antibody Technology Group PLC
                (Translation of Registrant's Name Into English)

         The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                   (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes _________              No _____X____

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________


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                                 EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT               DESCRIPTION
-------               -----------

99.1                  Press release concerning the
                      registrant's extension of its offer
                      to acquire the shares of Drug Royalty
                      Corporation Inc.




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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date   28 March 2002     Cambridge Antibody Technology Group PLC

                                   By     /s/ Rowena Gardner
                                          --------------------------------------
                                   Name:      Rowena Gardner
                                   Title:     Head of Corporate Communications